EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

04030446

10th May, 2004.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 13th April 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 10th May 2004 advising the intention to notify on Monday 24th May 2004 the Company's preliminary results for the year ended 31st March 2004 together with a recommendation for a final dividend for that year.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
MAY 27 2004
THOMSON FINANCIAL

Enc.

dw 5/27

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/29

Company Announcements Office,
London Stock Exchange.

10th May, 2004.

Dear Sirs,

EMI GROUP PLC

Notice of Results for the Year Ended 31st March 2004 and Final Dividend

We advise that it is expected that the results of EMI Group plc for the year ended 31st March 2004, together with a recommendation for a final dividend for that year, will be notified to the Company Announcements Office on the morning of Monday 24th May 2004 for release on the Regulatory News Service.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary